October 31, 2007

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Movie Gallery, Inc.

Annual Report on Form 10-K for the fiscal year ended December 31, 2006

Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2007

File Number: 0-24548

Dear Ms. Cvrkel:

On behalf of Movie Gallery Inc. (also referred to hereinafter as “Movie Gallery,” “we,” “our” and the “Company”), I submit this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated October 17, 2007 regarding the above referenced filings with the Commission. Movie Gallery acknowledges (i) that it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) that Movie Gallery may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist in your review, the numbered paragraphs and headings below correspond to those used in your letter of October 17, 2007. The text of each comment appears in bold and Movie Gallery’s response immediately follows. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in our 2006 Annual Report Form 10-K or July 2007 Quarterly Report on Form 10-Q.

Form 10-Q for the quarterly period ended July 1. 2007

Item I.	Financial Statements

Note 5. Impairment of Other Long-Lived Assets, Other Indefinite-Lived Intangibles and Goodwill

Other Long-Lived Assets

1.	We note from your disclosure that you recorded a charge of $26.2 million and $16.8 million related to the impairment of property, furnishing, and equipment under the Hollywood and Movie Gallery operating segments, respectively. In this regard, please disclose the method(s) used in determining fair value, as required by paragraph 26 of SFAS No. 144.

In response to the Staff’s comment, we believe that the information required by paragraph 26 of SFAS No. 144 is presently disclosed in our July 1, 2007 consolidated financial statements. Specifically, in Note 2, Accounting Policies, we disclosed the following:

Impairment of Long-Lived Assets

Long-lived assets, including rental inventory, property, furnishings and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144. We consider a continuing trend of significantly unsatisfactory operating results that are not in line with our

Ms. Linda Cvrkel

Division of Corporation Finance

Securities and Exchange Commission

October 24, 2007

expectations to be our primary indicator of potential impairment. When an indicator of impairment is noted, assets are evaluated for impairment at the lowest level for which there are identifiable cash flows (e.g., at the store level). We deem a store to be impaired if a forecast of undiscounted future operating cash flows directly related to the store, including estimated disposal value, if any, is less than the asset carrying amount. If a store is determined to be impaired, the loss is measured as the amount by which the carrying amount of the store’s assets exceeds its fair value and is recorded as a charge to operating income. We primarily use discounted cash flow methods to estimate the fair value of long-lived assets. [Emphasis added.]

See Note 5 below for a discussion on impairment of long-lived assets.

Other Long-Lived Assets

Other Indefinite-Lived Intangibles

Goodwill

2.	We note from your disclosures in your Form 10-K for the fiscal year ended December 31, 2006 that you performed your annual impairment test for each type of long-lived assets, including indefinite-lived intangibles and goodwill, in the fourth quarter of fiscal 2006, which result in no impairment charges. In this regard, please explain to us in further detail how your impairment analysis for each type of long-lived assets, actual experience, assumptions and forecast in the fourth quarter of fiscal 2006 compared to that of the second quarter of fiscal 2007. In addition, provide us with a summary of material relevant facts, assumptions, and estimates you considered in your impairment analysis by type of long-lived asset for the fourth quarter of fiscal 2006 and second quarter of fiscal 2007 and further explain to us why you concluded that no impairment charges were necessary for the fiscal year ended December 31, 2006. We may have further comment upon receipt of your response.

In response to the Staff’s comment, for the fiscal year ended December 31, 2006, we conducted our annual impairment testing for our goodwill and our other indefinite-lived intangible asset, and we conducted an impairment test for our definite-lived intangible and tangible long-lived assets, and we believe that it was not necessary to recognize an impairment loss for the following reasons:

For the fiscal year ended December 31, 2006, we performed our annual impairment testing of goodwill as required by Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets and believe it was not necessary for Movie Gallery to recognize a goodwill impairment loss because the fair value of each of our reporting units (i.e., our operating segments) was in excess of the carrying amount of each of these reporting units.

For the fiscal year ended December 31, 2006, we also completed our annual impairment testing for our indefinite-lived Hollywood trademark. We compared the fair value of the Hollywood trademark to its carrying value. We determined the fair value using the Relief from Royalty method, a specific discounted cash flow approach, to analyze cash flows attributable to the Hollywood trademark. The fair value of the Hollywood trademark was greater than its carrying value and, therefore, the asset was not impaired.

For the fiscal year ended December 31, 2006, we believe it was not necessary for us to recognize an impairment loss on our definite-lived intangible and tangible assets for the reasons set forth below.

•

FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires the use of a three-step approach to recognize and measure an impairment loss. The Statement requires that a company test a long-lived asset for recoverability whenever certain impairment indicators are present (Step 1). A company should recognize an asset impairment loss only after assessing if the carrying amount of a long-lived asset is not recoverable (Step 2) and it exceeds its fair value (Step 3).

Ms. Linda Cvrkel

Division of Corporation Finance

Securities and Exchange Commission

October 24, 2007

•

We prepared a cash flow analysis for each of our operating segments, which at the time were the lowest level of identifiable cash flows. Those analyses indicated that the sum of the expected undiscounted future cash flows exceeded the carrying amount of our long-lived asset groups. Thus, we passed “Step 2.” As a result, an impairment situation did not exist and FASB Statement No. 144 prohibits us from recognizing an impairment loss in that situation.

•

The cash flow analyses we used for our FASB Statement No. 142 and FASB Statement No. 144 impairment tests were the same that we used to obtain our new first lien facilities and to run our business on a day-to-day basis. In addition, prior to the issuance of our 2006 Annual Report on Form 10-K, we were ahead of our planned operating results by a small margin. As a result, we believe that our assumptions used in developing the estimates were reasonable and supportable based upon information that existed as of December 31, 2006.

For the quarterly period ended July 1, 2007, we found it necessary to recognize an impairment loss for long-lived assets in two of our three operating segments for the following reasons.

•

We did have evidence of significant changes in events and circumstances in the second quarter of fiscal 2007. We discussed these impairment indicators in Note 5, Impairment of Other Long-Lived Assets, Other Indefinite-Lived Intangibles, and Goodwill, to our consolidated financial statements for the quarterly period ended July 1, 2007. In addition, the negative impact of Blockbuster’s and Netflix’s on-line distribution programs were having on our business became even more apparent during the second quarter of fiscal 2007. Pricing strategies for movies and video games, including Blockbuster’s “No Late Fees” and “Total Access” programs had a larger negative impact on our business model than we anticipated. We experienced significant declines in revenue as a result of competitive pricing between Blockbuster and Netflix over their subscription services and greater than expected customer acceptance of Blockbuster’s Total Access program (a subscription service incorporating both mail delivery and video retail stores).

•

As a result of the decline in our revenues, we found it necessary to revise our cash flow analysis downward. Also, during the second quarter of fiscal 2007, we were able to develop our internal financial reporting to provide more information at the store level. Thus, our lowest level of identifiable cash flows shifted from the operating segment to the store level. These downward estimated cash flows on a store-by-store basis, primarily at lower performing stores, in many instances were less than the carrying values of these locations’ long-lived assets.

Impairment Estimates and Assumptions

3.	We note from your disclosure that you have not recorded any impairment charges related to your rental inventory. Considering that you have determined that there are events and circumstances that you believe to be impairment indicators, please tell us if you performed an impairment test for rental inventory during your second quarter of fiscal 2007. If no impairment test was completed during your second quarter of fiscal 2007, please explain why this was not required. If an impairment test was completed during your second quarter of fiscal 2007, please provide us with a summary of material relevant facts, assumptions, and estimates you considered in your impairment analysis and further explain to us why you concluded that no impairment charges were necessary in the second quarter of fiscal 2007. We may have further comment upon receipt of your response.

In response to the Staff’s comment, we performed an impairment test on our rental inventory for the second quarter of fiscal 2007. This analysis showed that the sum of the expected undiscounted future cash flows exceeded the carrying amount of our rental inventory. As a result, we did not have to recognize an impairment loss on our rental inventory during the second quarter of fiscal 2007. Our analysis of cash flows included estimates of, among other things, future revenues, operating costs, general and administrative costs and the salvage value of our rental inventory, which we have defined as disposal proceeds less the costs to sell at the point that the inventory is no longer useful to the Company.

Ms. Linda Cvrkel

Division of Corporation Finance

Securities and Exchange Commission

October 24, 2007

It is our understanding that although FASB Statement No. 144 does not require early warning disclosures in circumstances where an impairment loss has not been recorded in the current period, the FASB has acknowledged that early warning disclosures would be useful in certain circumstances and that AICPA Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties (SOP 94-6) might require disclosure. We believed that, as of July 1, 2007, our estimates associated with the recoverability of the carrying amounts of some of our rental inventory, including our estimates of future revenues, operating costs, general and administrative costs and the salvage value of our rental inventory, may be particularly sensitive to change. For these reasons, we disclosed in Note 5, Impairment of Other Long-Lived Assets, Other Indefinite-Lived Intangibles, and Goodwill, and in Part II, Item 1A. Risk Factors in our July 2007 Quarterly Report on Form 10-Q that we could incur impairment charges to our rental inventory in the future. We will continue to evaluate these estimates for future filings as facts and circumstances change.

Item 4.	Controls and Procedures

4.	We note from your disclosure that you continue to have ineffective controls over lease accounting, which constitutes a material weakness in your internal control over financial reporting. In this regard, please expand your disclosure in future filings to describe in detail the measures you plan to take in order to remediate this material weakness and explain how these measures will remediate your internal control deficiency over lease accounting.

In response to the Staff’s comment, we will expand and clarify in our Quarterly Report on Form 10-Q for the period September 30, 2007 how we intend to remediate our material weakness and improve our internal control deficiency regarding our lease accounting.

Should you have any questions or comments regarding our responses, please call me at (334) 677-2108 or Sam Patterson, Senior Vice President - Corporate Controller, at (503) 570-5780.

Sincerely

/S/ Thomas Johnson
Thomas Johnson
Chief Financial Officer